SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark one)
                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the calendar year December 31, 2001

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission file number 1-5084


                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
              (Full title of the plan and the address of the plan,
               if different from that of the issuer named below)


                              TASTY BAKING COMPANY
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
         (Name of issuer of the securities held pursuant to the Plan and the address of the principal executive offices of Tasty Baking Company)

                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
                    ----------------------------------------

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
             -------------------------------------------------------


                                                                           Pages
                                                                           -----


Report of Independent Accountants                                            2


Financial Statements:

      Statements of Net Assets Available for Benefits
           at December 31, 2001 and December 31, 2000                        3

      Statements of Changes in Net Assets Available for
           Benefits for the years ended December 31, 2001,
           December 31, 2000 and December 31, 1999                           4

      Notes to Financial Statements                                        5-10


Supplemental Schedule:

      Assets Held for Investment Purposes at end of year              H, IV, 4i*

Exhibit:

      Consent of Independent Accountants


* Refers to item number in Form 5500 (Annual Return/ Report of Employee Benefit Plan) for plan year ended December 31, 2001.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------



To the Participants and Administrator of the Tasty Baking Company 401(k) Thrift Plan :



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tasty Baking Company 401 (k) Thrift Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of the end of the Plan Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, PA
June 26, 2002

                            TASTY BAKING COMPANY 401 (k) THRIFT PLAN
                        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                    At  December 31,
                                               2001                 2000
                                               ----                 ----
Assets:

        Investments                        $31,804,389          $29,712,948

    Receivables:

        Securities sold                         13,025                4,486
                                            ----------           ----------

      Total assets                          31,817,414           29,717,434
                                            ----------           ----------

Liabilities:

    Payables:

        Securities purchased                     7,934               12,390
                                            ----------           ----------

      Total liabilities                          7,934               12,390
                                            ----------           ----------

Net assets available for benefits          $31,809,480          $29,705,044
                                           ===========          ===========


                 See accompanying notes to financial statements.

                                      TASTY BAKING COMPANY 401 (k) THRIFT PLAN
                             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                      For the Years ended December 31
                                                                      -------------------------------
                                                             2001                   2000                  1999
                                                             ----                   ----                  ----
Additions:
   Additions to net assets attributed to:

     Investment Income:

         Net appreciation(depreciation) in
            fair value of investments                    $  1,040,163          $  2,327,859             (4,008,517)
         Cash dividends                                       847,243               880,895              2,717,694
         Interest                                             145,263               122,736                112,311
                                                         ------------          ------------           ------------
                                                            2,032,669             3,331,490             (1,178,512)

     Contributions:

         Participant                                        1,980,478             1,600,509              1,684,156
         Employer                                             413,429               312,909                340,312
                                                         ------------          ------------           ------------
                                                            2,393,907             1,913,418              2,024,468
                                                         ------------          ------------           ------------

      Total additions                                       4,426,576             5,244,908                845,956
                                                         ------------          ------------           ------------

Deductions:
   Deductions from net assets attributed to:

                  Benefits paid to participants             2,322,140             2,770,929              2,208,429
                                                         ------------          ------------           ------------

       Total deductions                                     2,322,140             2,770,929              2,208,429
                                                         ------------          ------------           ------------

     Net increase(decrease)                                 2,104,436             2,473,979             (1,362,473)

       Net assets available for benefits:

                  Beginning of year                        29,705,044            27,231,065             28,593,538
                                                         ------------          ------------           ------------

                  End of year                            $ 31,809,480          $ 29,705,044           $ 27,231,065
                                                         ============          ============           ============

                                  See accompanying notes to financial statements.

                                                        -4-

                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.      Description of Plan:
        --------------------

        General:
        The Tasty Baking Company 401(k) Thrift Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA).

        For allocations, benefits and vesting provisions as well as any other questions, Plan participants should refer to the Plan document.

        While Tasty Baking Company (TBC) has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA. In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

        Contributions:
        Under the Plan, employee contributions may be made in an amount up to 15% of an employee's annual base salary. The Company's contribution
        (employer portion) is equal to an amount not to exceed the lesser of $600 or 100% of the contributions made by each employee. Employee contributions are made through payroll deductions as authorized by the employees and are immediately vested. The Company's contributions are invested in TBC common stock while participants may choose from a selection of mutual fund options offered by Dreyfus Service Corporation, a trustee for the Plan, for their contributions.

        The Company `s investment alternatives available to participants provide alternatives that cover all major sectors of the market. These investment alternatives include: Capital Preservation Fund, Dreyfus 100% U.S. Treasury Intermediate Term Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Emerging Leaders Fund, Dreyfus S&P 500 Basic Index Fund, Dreyfus Premier Midcap Fund and the Dreyfus International Value Fund. The Segregated Stock Fund is used to clear trades of Tasty Baking Company and PrimeSource Corporation common stock and is not an investment alternative. Participants may change the investment mix of their ongoing and/or existing invested account balances daily. They may sell any shares of Tasty Baking Company or PrimeSource Corporation stock in their employee account, resulting from a participant elected fund option prior to 1995, and invest the proceeds in any other investment funds offered. In addition, participants may sell shares of PrimeSource Corporation stock invested in their employer account and then purchase Tasty Baking Company shares with the proceeds.

1.      Description of Plan cont'd.:
        ----------------------------

        Withdrawals:
        Participants who terminate from the Plan can elect to have distributed to them the full value in their respective accounts which include their contributions and 100% of the employer contributions made on their behalf.

        Active participants may withdraw their monies saved up through 1987 once each quarter without cause. All monies saved may be withdrawn (pre-1987 funds first) at any time but only for a hardship withdrawal as defined by IRS regulations. Once an active participant has been a Plan participant for five years, company contributions can be withdrawn on any Plan year-end date. Receipt of monies by an active participant in this regard causes no interruption to contributions and company matching contributions are not penalized.

        Participant Loans:
        The Plan allows participants to obtain loans at a minimum amount of $500. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the administrator and are currently the Prime Rate plus 1%. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance.


2.      Summary of Significant Accounting Policies:
        -------------------------------------------

        Investment Valuation and Income Recognition:
        --------------------------------------------

        Investments are stated at fair value. The value of common stock of Tasty Baking Company and PrimeSource Corporation is determined based upon the bid price of the stock on the NYSE and NASDAQ exchanges, respectively, on the last day of trading of the Plan year.

        The investment in Mutual Funds is represented by unit shares, which are valued at each respective fund's net asset value as publicly reported by the fund's respective investment department. The Capital Preservation Fund, a money market fund, is reported at fair value, which is equivalent to cost.

        Purchases and sales of investments are reflected on a trade-date basis. Gains and losses realized are based principally on specific identification. Plan investments are sold to satisfy participant withdrawal and transfer requests and, therefore, resultant gains or losses are recorded as withdrawals are made.

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

2.      Summary of Significant Accounting Policies cont'd.:
        ---------------------------------------------------

        Investment Valuation and Income Recognition cont'd.:
        ----------------------------------------------------

        The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Payment of Benefits:
        --------------------

        Benefits are recorded when paid.

        Use of Estimates:
        -----------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

        Risks and Uncertainties:
        ------------------------

        The Plan provides for various investment options including a money market fund, Tasty Baking Company and PrimeSource common stock, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably  possible  that  changes  in  risks in the  near  term  would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.      Related Party Transactions:
        ---------------------------

        Tasty Baking Company is the sponsor of the Plan and pays all administrative expenses and fees on behalf of the participants excluding fees for participant loans. For the years ended December 31, 2001, 2000 and 1999, fees and expenses totaling $44,801, $35,563 and $32,964, respectively, were paid to Dreyfus Service Corporation and Dreyfus Trust Company, the Plan's administrator and trustee, respectively, on behalf of the Plan's participants.

4.      Investments:
        ------------

        The following table represents investments of 5% or more of the Plan's net assets.

                                                                           December 31,
                                                                    2001                 2000
                                                                    ----                 ----

            Tasty Baking Company common stock,
            559,624 and 518,844 shares, respectively             $9,905,345*          $7,268,990*

            Capital Preservation Fund, LaSalle National
            Trust, N.A., Collective Investment Trust              8,988,695            8,549,026

            S&P 500 Basic Index Fund, Dreyfus Service
            Corporation                                           2,062,650            2,246,337

            Disciplined Stock Fund, Dreyfus Service
            Corporation                                           3,873,149            4,432,403

            Emerging Leaders Fund, Dreyfus Service
            Corporation                                           2,363,172            2,541,517

            Loans to Participants                                 1,872,220            1,648,373

                * Non-participant directed employer matching account totals $9,642,496 and $7,056,480 as of December 31, 2001 and 2000,
                respectively.


        During 2001, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                                     2001                  2000                  1999
                                                     ----                  ----                  ----

            Mutual Funds                         $(1,349,565)          $  (597,233)          $  (103,155)

            Common Stock                           2,389,727             2,925,092            (3,905,362)
                                                 -----------           -----------           -----------

            Appreciation/(Depreciation)          $ 1,040,163           $ 2,327,859           $(4,008,517)
                                                 ===========           ===========           ===========

5.      Nonparticipant-Directed Investments
        -----------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                      December 31,
                                                                2001                 2000
                                                                ----                 ----
            Net Assets:
               Tasty Baking Company common stock             $9,479,536          $7,056,480

               PrimeSource Corporation common stock                --               466,841
                                                             ----------          ----------

                                                             $9,479,536          $7,523,321
                                                             ==========          ==========


                                                                   Years Ended December 31,
                                                        2001                  2000                  1999
                                                        ----                  ----                  ----

            Changes in Net Assets:
               Employer contributions               $   413,429           $   312,909           $   340,312

               Dividends                                253,721               266,577               268,346

               Distributions to participants           (527,317)             (478,982)             (579,030)

               Direct Rollover Transfers               (273,280)             (259,135)                 --

               Net appreciation (depreciation)
                of investments                        2,089,662             2,838,318            (3,874,975)
                                                    -----------           -----------           -----------

                                                    $ 1,956,215           $ 2,679,687           $(3,845,347)
                                                    ===========           ===========           ===========


6.      Federal Income Taxes:
        ---------------------

        The United States Treasury Department determined on November 12, 1996 that the Plan, as amended and restated in effect from January 1, 1995, a non-standardized prototype profit sharing plan and trust sponsored by Dreyfus Corporation, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

        (On the basis of the present laws and regulations, a participant is not subject to income taxes on contributions made by the Company or on any earnings credited to his account prior to distribution by the Trustee. If a participant, prior to termination of employment or attaining age 59 1/2, withdraws earnings on his savings, or if he withdraws stock purchased with contributions made by his employer, the amount of earnings on his savings and the then current market value of such stock and earnings thereon are taxable as ordinary income. In general, a lump sum distribution within one taxable year, upon attaining age 59 1/2 or termination of employment, will be ordinary income. Employees, upon attaining age 59 1/2, who have been Plan participants for at least five taxable years before the taxable year of a lump sum distribution can elect a 5-year or 10-year averaging method. Employees who have attained age 50 before 1986 and who receive a lump sum distribution can elect a 5-year or 10-year averaging method on the entire distribution, or they can elect capital gains treatment on the portion of the distribution allocable to pre-1974 participation in the Plan.

        The unrealized appreciation in value of the Company's stock, which is distributed as part of a lump sum distribution, is not taxable at the time of the distribution, although an employee may elect out of this deferred treatment. The unrealized appreciation in value of the Company's stock is subject to tax when such securities are disposed of by the participants. A lump sum distribution received by an individual because of separation from service will not be subject to tax if property and cash received in excess of the individual's after-tax contributions to the Plan are transferred to a qualified individual retirement account or annuity, or a qualified employee's trust or annuity plan within 60 days of the distribution.)

                                             SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR

                                       INVESTMENT PURPOSES AT DECEMBER 31, 2001 PURSUANT TO

                                     SCHEDULE H, SECTION IV, ITEM 4i IN ANNUAL RETURN/REPORT

                                                OF EMPLOYEE BENEFIT PLAN FORM 5500


                                                                                                        E.I.N. 23-1145880/PN 002
                                                                                                 Schedule H, Section IV, Item 4i




                                               c. Description of Investment
                                                   Including Maturity Date
    Identity of Issue, Borrower,                Rate of Interest, Collateral,                                     Current
       Lessor or Similar Party                      Par of Maturity Value        d.         Cost            e.     Value
--------------------------------------        -----------------------------------   ---------------------      -----------------

*Tasty Baking Company                         Common Stock                             $ 6,123,132                $ 9,905,345
                                                                                       -----------                -----------


Capital Preservation Fund, LaSalle            Collective Investment Fund                 8,988,695                  8,988,695
                                                                                       -----------                -----------
     National Trust, N.A.

*Dreyfus 100% U. S. Treasury
    Intermediate Term Fund                    Mutual Fund                                   987,486                    998,268

*Dreyfus S&P 500 Basic Index Fund             Mutual Fund                                 2,444,326                  2,062,650

*Dreyfus Premier Balanced Fund                Mutual Fund                                 1,674,286                  1,437,782

*Dreyfus Disciplined Stock Fund               Mutual Fund                                 3,570,242                  3,873,149

*Dreyfus Emerging Leaders Fund                Mutual Fund                                 2,329,350                  2,363,172

*Dreyfus Premier Midcap Fund                  Mutual Fund                                   191,974                    178,353

*Dreyfus International Value Fund             Mutual Fund                                  144,292                    124,755
                                                                                       -----------                -----------

                                                Subtotal - Mutual Funds                 11,341,956                 11,038,129
                                                                                       -----------                -----------

Loans to Participants                         9.5% - 10.5%                                       -                  1,872,220
                                                                                       -----------                -----------


                                              Total                                   $ 26,453,783               $ 31,804,389
                                                                                      ============               ============


*Party-In-Interest

                                   SIGNATURES
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                        TASTY BAKING COMPANY 401 (K) THRIFT PLAN




                                        BY           /s/ Carl S. Watts
                                            ------------------------------------
                                                   Carl S. Watts for the
                                                 Administrative Committee



Date: June 27, 2002